Airbee Wireless Announces Formation of Technical Advisory Board

Rockville, Maryland – October 19, 2005 – Airbee Wireless (OTC Other: ABEW), announced today that it has formed a Technical Advisory Board (TAB) to further strengthen the company’s leadership in the wireless industry. The TAB is staffed by recognized wireless experts from industry, academia and government. The mission of the TAB is to provide strategic technical guidance to Airbee’s senior management and technology teams. The TAB is to conduct quarterly meetings to assess Airbee’s ongoing activities and provide input to its product development plans and forecasts. The TAB is to also:

•	Review and advise on specific technical approaches

•	Provide insight into technology trends in the wireless industry

•	Review intellectual property (IP) portfolio and advise on patent opportunities

•	Recommend talent to further sharpen the Company’s technical depth.

The TAB is to be chaired by Dr. Jeffrey Reed and will report to Airbee’s corporate office through CEO Sundaresan Raja.

Dr. Jeffrey H. Reed, Chairman

Dr. Jeffrey H. Reed is the Willis G. Worcestor Professor in the Bradley Department of Electrical and Computer Engineering at Virginia Tech. He currently serves as Deputy Director of the Mobile and Portable Radio Research Group (MPRG). Dr. Reed received his B.S., M.S., and Ph.D. from the University of California, Davis.

Dr. Reed’s area of expertise is in software radios, smart antennas, wireless networks and communications signal processing. He has authored, co-authored, or co-edited ten books and proceedings, contributed to six books, and authored or co-authored over one hundred and thirty journal and conference papers. His latest book, “An Introduction to Ultra Wideband Communication Systems” was published by Prentice Hall in April 2005 and is considered one of the most comprehensive books on Ultra WideBand (UWB) communications. Dr. Reed became Fellow to the IEEE for contributions to software radio and communications signal processing and for leadership in engineering education.

His current hardware projects include building an 8 MHz bandwidth UWB transceiver and a cognitive radio test bed.

Wayne Manges

Mr. Manges began his career teaching chemistry and physics. Having been inspired by a course at RPI called “Electronics for Scientists”; he pursued an electrical engineering degree. After just 18 months, he received his BS earning his second Masters Degree. Mr. Manges currently directs a government laboratory Industrial Wireless Program with a focus on the needs of the hard industries identified by the Industrial Technology Program. He has worked extensively with steel and paper companies to bring wireless technology to their market place. In 1992, Wireless for the Corporate User declared him visionary for his views on wireless applications in this field. He has published and presented papers around the world on the topic and continues as a contributing editor for Sensors Magazine. His latest interest is in modeling and simulation of communications networks for robust, secure connectivity in industrial environments.

Dr. Ivan Howitt

Dr. Howitt holds a BEE and MSEE from Georgia Institute of Technology and a Ph.D. in electrical engineering from University of California, Davis. His early career was spent developing hardware emulators and discrete time event software simulators. He has been a Visiting Assistant Professor at Virginia Tech and a research associate at the Mobile and Portable Radio Research Group (MPRG) and has been an Assistant Professor in the Department of Electrical Engineering & Computer Science, University of Wisconsin Milwaukee. In 2002, he joined the Department of Electrical & Computer Engineering, University of North Carolina Charlotte (UNCC) as an Associate Professor.

Over his career, he has addressed a number of issues facing the wireless communication industry, tying together the interrelating components of theory, empirical measurement and simulation. Specifically, the development of novel approaches for using adaptive antennas and innovative signal processing techniques for multi-rate/multi user detection.

His research group has been in the forefront of research in understanding and developing techniques to address coexistence issues between wireless technologies operating in the unlicensed frequency bands. They have provided fundamental work on understanding the interaction between WiFi, Bluetooth and ZigBee technologies. His current work on wireless network resource management has grown out of his experiences with unlicensed band coexistence. His research group is developing a deep understanding of how energy is dissipated within the IEEE 802.15.4 wireless technology.

Dr. Thomas Hou

Dr. Thomas Hou obtained his B.E. degree from the City College of New York, the M.S. degree from Columbia University, and the Ph.D. degree from Polytechnic University, Brooklyn, New York, all in Electrical Engineering. Dr. Hou was a principal research scientist and project leader at Fujitsu Laboratories of America, Networking Research Department, Sunnyvale, California. He currently is Assistant Professor at Virginia Tech.

His research interests are in the algorithmic design and optimization for network systems. His current research focuses on wireless ad hoc networks, sensor networks, and video over ad hoc networks. In recent years, he has worked on scalable architectures, protocols, and implementations for differentiated services Internet; service overlay networking; multimedia streaming over the Internet; and network bandwidth allocation policies and distributed flow control algorithms. He has published over 100 journal and conference papers in the above areas and is a recipient of several Best Paper Awards from various technical associations.

About Airbee
Airbee is an innovator of intelligent software solutions for unwired voice and data networking. Products include embedded software, management platforms and development tools. Airbee technology is licensed by OEMs, silicon providers and integrators. Products are designed and engineered to comply with ZigBee / IEEE 802.15.4 global standards. We believe Airbee’s technology offers affordability, greater flexibility and shorter time to market than other current software solutions. To learn more about Airbee, please visit www.airbeewireless.com, or call +1 301-517-1860.

Legal Notice Regarding Forward-Looking Statements

“Forward-looking statements” may be included in this news release. These statements relate to future events or our future financial performance. These statements are only predictions and may differ materially from actual future results or events. Airbee Wireless, Inc. disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions (including in the information technology and financial information industry), actions of our competitors, the extent to which we are able to develop new services and markets for our services, the time and expense involved in such development activities, the level of demand and market acceptance of our services, and/or changes in our business strategies.

Media Contact
Carolyn McCartney
cmccartney@airbeemail.com
Ph: +1 760.633.1691